May 25, 2005

Mr. Al Rodriguez
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re: Multiband 10K Comment Letter


Dear Mr. Rodriguez;

      The following is Multiband Corporation's responses to your comments in the letter dated May 17, 2005 related to the SEC's review of the Form 10-K for the year ended December 31, 2004:

1. The Company will add the following language to the 10K.

"The Company manages its business based on its cash flows. The majority of the Company's non-cash expense results from amortization of intangible right of entry agreement assets obtained through acquisition. The Company, in its daily management of its business affairs and analysis of its monthly, quarterly and annual performance, makes its decisions based on cash flows; not on the amortization of the aforementioned assets obtained through historical activities. The Company, in managing its current and future affairs, cannot affect the amortization of the intangible assets to any material degree, and therefore uses EBITDA as its primary management guide. Since an outside investor may base its evaluation of the Company's performance based on the Company's net income not its cash flows, there is a limitation to the EBITDA measurement."

2. The Company states specifically in its disclosure that EBITDA is not to be used or considered as a measure for determining liquidity. We believe our disclosure is accurate as is.

3. In accordance with Staff Accounting Bulletin, Topic 11B, the Company will revise the consolidated statement of operations to change the title for "Cost of Products and Services" to be disclosed as "Cost of Products and Services (exclusive of depreciation and amortization shown separately below.)" The Company will revise the Presentation in the selected financial data, MD&A and unaudited quarterly results to agree to the consolidated statement of operations included in the consolidated financial statements.

4. In accordance with Securities Exchange Commission SAB 104, the Company believes it is reasonable to record revenue on the activation fees with the DirecTV chargebacks. The Company is recognizing the gross revenue of the activation fees with an offset of an estimated chargeback liability for any contracts which may cancel within 12 months. The estimated chargeback liability is based on actual chargebacks from disconnects already occurring plus an estimate of disconnects that may occur in the current revolving 12 month period. The Company also reviewed Statement of Financial Accounting Standards (SFAS) No 48 which states that the amount of future returns must be reasonably estimable in order for revenue to be recognized prior to the expiration of the rights of return. The Company has access to historical information due to the required Form 8-K audits which were completed with the acquisition of Minnesota Digital Universe. The Company believes the recording of revenue with the activation fees is in accordance with SAB No. 104 and SFAS No. 48.

5. In accordance with EITF 99-19, the Company reports its video programming revenues on a gross basis based on the following factors: the Company has the primary obligation in the arrangement with its customers; the Company controls the pricing of its services; the Company performs customer service for the agreements; the Company approves customers; and the Company assumes the risk of payment for services provided including chargebacks.

6. On March 25, 2005, Multiband closed on the sale (effective April 1) of the Corporate Technology or Business Solutions segment of its business. This event created an entity dedicated to the distribution of voice, data, and video services to residents of apartment buildings throughout the United States. The remaining corporations in the consolidated group are focused on this industry. Because Minnesota Digital Universe (MDU) is a master system operator of DirecTV, the Company performed an analysis as to whether or not MDU should be reported as a separate segment. Using the criteria from paragraph 17 of FAS 131 Multiband has determined that MDU meets the criteria necessary to be reported with the company as a whole and not as a separate business segment. The aggregation criteria are listed below. To comment further, MDU's gross profits are approximately 40% which approximates the rest of Multiband gross profits.

Aggregation criteria - must be similar in each of the following areas.

------------------------------------------------------------- ---------------------------------------------------------
a.  Nature of products and services.                          Revenue based on receiving income resulting from video
                                                              subscribers living in multiple dwelling units paying
                                                              for their DTV programming.
                                                              Same as Multiband except Multiband bills the customer
                                                              directly and Multiband currently offers more services
                                                              in addition to DTV.
------------------------------------------------------------- ---------------------------------------------------------
b.  Nature of production processes                            Yes, all similar - based on system operators or
                                                              employees installing DTV in multiple dwelling units.
------------------------------------------------------------- ---------------------------------------------------------
c.  The type or class of customer for their products and      Customers that live in multiple dwelling units
    services.
------------------------------------------------------------- ---------------------------------------------------------
d.  Methods used to distribute products or provide services   Same
------------------------------------------------------------- ---------------------------------------------------------
e.  If applicable, the nature of regulatory environment, for  None apply example, banking, insurance, public utilities
------------------------------------------------------------- ---------------------------------------------------------

7. The Company will revise the filing to include the major customer of DirecTV. Sales from one customer for the year ended December 31, 2004 accounted for 44.3% of total sales. There were no major customers for the years ended December 31, 2003 or 2002.

8. We agree a Form 8-K should be filed as requested with regards to the Rainbow Satellite Group, LLC acquisition. The Company is working on this item and it will be filed as soon as possible.

9. The valuation of our stock used in all the acquisitions, except for the URON and Minnesota Digital Universe acquisitions, were set at prices negotiated between the Sellers and Buyer (the Company) and were not tied to the closing price of the stock. However, the negotiated stock prices agreed to in the other acquisitions (non-URON and MDU) were all greater than fair market value of the three days before and after the transaction dates. In addition, the Company's stock is somewhat thinly traded and its price can be volatile and these facts supported the Company during its negotiations with Sellers to get the Sellers to take the shares at a premium to market.

      The URON acquisition was done at fair market value. With regards to the URON acquisition, $1.31 per share (the price used) is the exact average of the closing price of the stock taking a six day average before and after the transaction date, using the dates of December 29, 30, 31, 2003 and January 2, 5 and 6, 2004 (the 3rd and 4th of January was a weekend). The Minnesota Digital Universe acquisition was also done at Fair Market Value. $1.75 per share is again the average, rounded up from $1.742, of the closing price of the stock taking a six day average, using the three days before the transaction, March 30, 31, and April 1, and the three days following the transaction April 5, 6, and 7 (the 3rd and 4th of April was a weekend).

10. The increase in other resulted from an accrued liability acquired in the Minnesota Digital Universe, Inc. acquisition. The Company will revise the filing to disclose $1.9 million dollars worth of liability to a vendor and the remaining balance will remain as classified as other accrued liabilities.

11. Below is more detail with regards to the presentation of the Multiband Business Services Segment income statement as discontinued operations for all period presented.

On March 25, 2005, Multiband closed on the sale (effective after the close of business March 31, 2005) of the Corporate Technology or Business Solutions segment of its business. This subsequent event has been evaluated by the following criteria in order to determine the financial statement presentation for the December 31, 2004 and prior financial statements.

Applying the EITF consensus on Issue 03-13 to this transaction is applied in 2 areas. The first is the "free rent" allowed in the purchase agreement. The free rent was simply an additional selling expense of the sale transaction and was treated as such. Multiband has no ownership interest or on-going management control of the Buyer's operations. In fact, the parties interim services and cooperation agreement explicitly prohibits Seller's involvement in Buyer's ongoing affairs.

The remaining area of this transaction to address is the ongoing interim services access and cooperation agreement.

Are cash inflows or outflows expected?     YES but determined to be indirect
cash flows as they are not directly related to generating revenue or cost of sales.

------------------------------------------------------------- --------------------------------------------
Utilizing staff on special project basis - "rent a staff      Cash flows in or out would be generated by
person"- 1.2  of interim access/service agreement.            buyer or seller renting staff at fair
                                                              market value for specific projects that may
                                                              occur. Inflows expected to be less than
                                                              $1,000 a month (10-20 hours total).
------------------------------------------------------------- --------------------------------------------
Incidental secretarial work answering phones-1.2 of interim   Cash out flow insignificant as Seller
access/service agreement.                                     would already be paying for that personnel
                                                              regardless of buyer
------------------------------------------------------------- --------------------------------------------
Access to systems-1.2  of interim access/service agreement.   No cash outflow as systems in place
------------------------------------------------------------- --------------------------------------------
Specific staff of seller available to buyer for specific      Project rates for personnel at fair market
projects - 1.4 of interim access/service agreement.           value - This amount is not expected to be
                                                              significant and would be like hiring temp
                                                              personnel or subcontractor for a special
                                                              project. These people were specifically
                                                              named in the agreement because of their high
                                                              end expertise that Multiband does not need
                                                              day to day from the tech staff.
------------------------------------------------------------- --------------------------------------------
2.1 of interim access/service agreement states clearly that   Clearly represents that Multiband has no
the Seller personnel will not represent in anyway the buyer   further decision making or management
                                                              control after sale date.
------------------------------------------------------------- --------------------------------------------

Based on the documentation provided above Multiband believes that the cash inflows and outflows revolving around the interim services agreement use would be insignificant and that the designation of this segment as a discontinued operation on the income statement is appropriate.

12. The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 as of 12-31-04, the end of the period covered by the 10-K report, and based on that evaluation said controls and procedures were concluded to be effective by the Company's Chief Financial Officer. The filing will be revised to include both The Chief Executive Officer and Chief Financial Officer.

As Chief Executive Officer and Chief Operating Officer of the Company, the Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o SEC comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Company or any person under the federal securities laws of the United States.


Sincerely,


Steven M. Bell
Chief Financial Officer
Multiband Corporation